                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K
                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934



[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
        OF 1934

        For the fiscal year ended        December 31, 2001
                                  ------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from _______________ to _______________

        Commission file number _________________

        A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                         The Onyx Acceptance Corporation
                               401(k) Savings Plan

        B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                           Onyx Acceptance Corporation
                             27051 Towne Centre Dr.
                            Foothill Ranch, CA 92610

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            The Onyx Acceptance Corporation
                                            401(k) Savings Plan



Dated: July 1, 2002                         By:  /s/ DON DUFFY
                                               ---------------------------------
                                               Don Duffy
                                               Executive Vice President,
                                               Chief Financial Officer and
                                               Director

ONYX ACCEPTANCE CORPORATION

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                                                               PAGES
Report of Independent Accountants                                                                1

Financial Statements:

         Statements of Net Assets Available for Benefits at December 31, 2001 and 2000           2

         Statement of Changes in Net Assets Available for Benefits for the Year Ended
           December 31, 2001                                                                     3

         Notes to Financial Statements                                                           4

Supplemental Schedules*:

         Schedule of Assets (Held at End of Year)                                               10

         Schedule of Reportable Transactions                                                    11

* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Discourse under the Employee Retirement Income Security Act of 1974 and not included herein have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of The Onyx Acceptance Corporation 401(k) Savings Plan:


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the financial status of The Onyx Acceptance Corporation 401(k) Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in its financial status for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions as of and for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Orange County, California
June 18, 2002

THE ONYX ACCEPTANCE CORPORATION
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                      DECEMBER 31,
                                              ----------------------------
                                                 2001              2001
                                              ----------        ----------
ASSETS
Investments, at fair value (Note 3)           $3,605,613        $2,664,117
Participant loans receivable                     198,747           207,506
                                              ----------        ----------
                                               3,804,360         2,871,623
                                              ----------        ----------
Contributions receivable:                        409,132           341,861
  Employer                                        89,347            62,341
                                              ----------        ----------
  Participants                                   498,479           404,202
                                              ----------        ----------
      Net assets available for benefit        $4,302,839        $3,275,825
                                              ==========        ==========



   The accompanying notes are an integral part of these financial statements.

THE ONYX ACCEPTANCE CORPORATION
401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

Additions to net assets attributed to:
  Investment income:
    Interest                                                 $    16,646
    Dividend                                                      10,257
    Net depreciation in the fair value of investments           (369,080)
Contributions:
  Employees                                                    1,339,366
  Employer                                                       437,241
  Rollover                                                        39,733
                                                             -----------
      Total additions                                          1,474,163
                                                             -----------
Deductions from net assets attributed to:
  Benefits paid to participants                                  439,384
  Administrative expenses                                          7,765
                                                             -----------
      Total deductions                                           447,149
                                                             -----------
      Net increase                                             1,027,014
Net assets available for benefits:
  Beginning of year                                            3,275,825
                                                             -----------
  End of year                                                $ 4,302,839
                                                             ===========


   The accompanying notes are an integral part of these financial statements.

THE ONYX ACCEPTANCE CORPORATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


1.      DESCRIPTION OF THE PLAN

        The following description of The Onyx Acceptance Corporation 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        GENERAL
        In January 1994, Onyx Acceptance Corporation and Subsidiaries (the "Company") established the Plan, a defined contribution plan, to provide deferred compensation benefits for its eligible employees. In July 2000, the Company adopted a new Plan. The assets of the former plan were transferred to CNA Trust, the new Plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        The Plan is intended to be a qualified defined contribution plan, which satisfies the requirements of Section 401(k) of the Internal Revenue Code (the "IRC"). Under the IRC, participants are not liable for federal income taxes on employee contributions, Company contributions, or Plan earnings thereon until such time as they are partially or completely withdrawn from the Plan.

        ELIGIBILITY
        Employees become eligible to participate in the Plan 6 months after the employee's employment commence date, and the employee has reached his or her 21st birthday.

        CONTRIBUTIONS AND WITHDRAWALS
        A participant is permitted to contribute to the Plan up to 20 percent of annual compensation (as defined in the Plan Agreement). Amounts distributed to participants from other tax qualified plans may be contributed to the Plan and are classified as rollover contributions. All contributions are held by CNA Trust (the "Trustee"), which invests the Plan assets for the benefit of Plan participants.

        Participants in service may make hardship withdrawals from their accounts upon demonstrating immediate and heavy financial need as defined by the provisions of the IRC.

        The Company may contribute a matching contribution on behalf of each participant making eligible contributions at the discretion of its Board of Directors. The Company's contribution is allocated based on the respective participant's percentage of total participant contributions for the current year. Contributions cannot exceed the dollar amount prescribed by law and cannot be calculated on a base pay in excess of the amount allowed by law. The Company contributions can be in the form of Onyx Acceptance Corporation stock.

        Participant contributions are recorded in the period the Company makes payroll deductions from the participants. The Company's matching contributions are recorded when declared.

THE ONYX ACCEPTANCE CORPORATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

        VESTING
        Vesting in the Company's matching contribution portion of participant accounts plus actual earnings thereon is based on years of participation. The vested percentage increases with years of participation in the Plan at a rate of 20% per year, starting at 20% in 1 year and reaching 100% in 5 years. Participants are immediately vested in their contributions plus actual earnings thereon, which are both nonforfeitable. Forfeitures as a result of a participant's termination prior to vesting are used to reduce subsequent contributions by the Company for the Plan year immediately following the Plan year in which the forfeiture occurs. At December 31, 2001, the balance in forfeited non-vested accounts held in Company stock was approximately $35,000.

        PARTICIPANT ACCOUNTS
        Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) the Plan's earnings or losses, less investment management and transaction processing expenses. Allocations are based on the proportion of the participant's account balance to the total of account balances of all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants direct the investment of their accounts. Changes to these investment elections are allowed at any time.

        PAYMENT OF BENEFITS
        A participant's interest in the Plan becomes fully distributable upon death, total and permanent disability, or retirement at or after, the early retirement date, as defined in the agreement. A participant may elect to be paid his or her benefits in the form of a lump sum, or periodic installments over a period not to exceed the life expectancy of the participant and his or her spouse. Benefits to participants are recorded when paid.

        PARTICIPANT LOANS
        Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from one to five years or up to 30 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates are fixed and range from 6.0% to 10.5% and mature at various dates through February 2017. Principal and interest are paid ratably through monthly payroll deductions.

        ADMINISTRATIVE EXPENSES
        Administrative expenses, other than certain miscellaneous charges by the Trustee, are paid for by the Company on behalf of the Plan. Payments of administrative expenses on behalf of the Plan constitute exempt party-in-interest transactions, and are not reflected in the Statement of Changes in Net Assets Available for Benefits.

        PLAN TERMINATION
        Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate or amend the Plan, subject to the provisions of ERISA. Upon termination of the Plan, all participants shall have a 100% vested interest in their accounts, after payment of any expenses properly chargeable thereto.

THE ONYX ACCEPTANCE CORPORATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF ACCOUNTING
        The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

        INVESTMENT VALUATION AND INCOME RECOGNITION
        Shares of registered investment company mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at the unpaid principal amount of the loan.

        Purchases and sales of investments are reflected on a trade date basis. Interest income is recorded as earned and dividends are recorded on the ex-dividend dates.

        The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

        Participants were offered the following investment options as of December 31, 2001:

        Alliance Technology Fund
        Emphasizes growth of capital and invests for capital appreciation. The fund invests primarily in securities of companies expected to benefit from technological advance and improvements.

        Alliance Worldwide Privatization Fund
        Seeks long-term capital appreciation. The fund invests primarily in securities of issuers that are undergoing or have undergone privatizations, in both established and developing economies.

        Alliance Global Small Cap Fund
        Seeks long-term growth of capital appreciation. The fund invests aggressively in small market capitalization. The fund buys small cap stock with experienced management and large market opportunities.

        Alliance Premier Growth Fund
        Seeks long-term growth capital appreciation. The fund invests primarily in a limited number of large carefully selected, high quality U.S. companies.

        Alliance Growth Fund
        Invests in equity securities of companies with favorable earnings outlook whose long-term growth rates are expected to exceed that of the U.S economy over time. Focused primarily on large and medium cap growth stocks.

        Alliance Growth & Income Fund
        Seeks to provide income and capital appreciation. The fund invests primarily in dividend-paying common stock of good quality. The fund may also invest in fixed-income and convertible securities.

        Alliance Corporate Bond Portfolio
        Seeks to maximize income over the long term. This fund targets investments in long and average maturity and duration in both U.S. and foreign debt obligations.

THE ONYX ACCEPTANCE CORPORATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

        AFD Exchange Reserves Fund
        Money market fund. The fund's objective is to provide maximum current income consistent with safety of principal and liquidity. The fund maintains an average maturity of 90 days or less, by investing in short term bonds, commercial paper, and certificates of deposits.

        Onyx Acceptance Corp. Common Stock
        Company Stock.

        USE OF ESTIMATES
        The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

        RISKS AND UNCERTAINTIES
        The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.


3.      INVESTMENTS

        The following table presents investments at fair value that represent 5 percent or more of the Plan's net assets at December 31, 2001:

Alliance Technology Fund                  $605,827
Alliance Premier Growth Fund               592,088
Alliance Growth Fund                       408,236
Alliance Growth & Income Fund              405,030
AFD Exchange Reserves Fund                 335,116
Onyx Acceptance Corp. Common Stock         629,324

THE ONYX ACCEPTANCE CORPORATION
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

4.      NONPARTICIPANT-DIRECTED INVESTMENTS

        Net assets and the significant components of the changes in net assets relating to the participant directed investments consists of the following:

                                                           DECEMBER 31,
                                                    ----------------------------
                                                        2001            2000
                                                    ------------    ------------
NET ASSETS
  Common Stock                                       $  696,595      $ 371,375
                                                     ==========      =========

                                                    DECEMBER 31,
                                                        2001
                                                    ------------
CHANGES IN NET ASSETS:
  Contributions                                      $ 333,215
  Net Appreciation                                     120,659
Benefits paid to participants                          (37,155)
Transfers to participant-directed investments          (91,499)
                                                     ---------
                                                     $ 325,220
                                                     =========


5.      INCOME TAX STATUS

        The Internal Revenue Service has determined and informed CNATrust by letter dated May 24, 1991 that its Adoption Agreement known as Defined Contribution Master Plan No. 1 (the "master plan") and related trust, are designated in accordance with applicable sections of the IRC. The Company has adopted the master plan and trust in full as if the Company was a signatory to that Agreement. However, the Plan as adopted has not been evaluated by the IRS and, as such, no determination has been made as to the Plan's compliance with the IRC. The Company and Plan Administrator believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan, is expected to continue as exempt from federal income taxes.

                             SUPPLEMENTAL SCHEDULES

THE ONYX ACCEPTANCE CORPORATION
401(k) PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR#)
AT DECEMBER 31, 2001
--------------------------------------------------------------------------------


(a)               (b)                                             (c)                                 (d)            (e)
      IDENTITY OF ISSUER, BORROWER,    DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF     COST         CURRENT
        LESSOR OR SIMILAR PARTY                INTEREST, COLLATERAL, PAR OR MATURITY VALUE                         VALUE
                                       Cash                                                                      $   58,246
(*)   CNA Trust                        Alliance Technology Fund                                                     605,827
(*)   CNA Trust                        Alliance Worldwide Privatization Fund                                        202,049
(*)   CNA Trust                        Alliance Global Small Cap Fund                                               204,240
(*)   CNA Trust                        Alliance Premier Growth Fund                                                 592,088
(*)   CNA Trust                        Alliance Growth Fund                                                         408,236
(*)   CNA Trust                        Alliance Growth & Income Fund                                                405,030
(*)   CNA Trust                        Alliance Corporate Bond Portfolio                                            165,457
(*)   CNA Trust                        AFD Exchange Reserves Fund                                                   335,116
(**)  Onyx Acceptance Corporation      Common Stock                                                  656,472        629,324
(*)   Participant Loans                Interest rates range from 6.0% to 10.5% and are
                                         collateralized by participant account balances                             198,747
                                                                                                                 ----------
                                                                                                                 $3,804,360
                                                                                                                 ==========


*       A party-in-interest for which a statutory exemption exists.

** Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists.

# Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of at any time before the last day of the Plan's fiscal year, with certain exceptions.

THE ONYX ACCEPTANCE CORPORATION
401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
AT DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                             TOTAL           TOTAL           TOTAL                TOTAL
                                             NUMBER          NUMBER       DOLLAR VALUE         DOLLAR VALUE               NET
       DESCRIPTION OF ASSET               OF PURCHASES      OF SALES     OF PURCHASES            OF SALES            GAIN (LOSS)
       --------------------               ------------      --------     ------------            --------            -----------
Onyx Acceptance Corp. Common Stock                             100                                $ 154,995            $ (14,652)
Onyx Acceptance Corp. Common Stock              54                          $ 454,047                                  $      --

                                 EXHIBIT INDEX

EXHIBIT             DESCRIPTION
-------             -----------
23.1                Consent of Independent Accountants